Exhibit 99.56

ImmunoPrecise Announces Agreement with Janssen

VICTORIA and CAMBRIDGE, MA, April 14, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF), a global leader in therapeutic antibody discovery and development, announced that it, through its subsidiary Talem Therapeutics, has entered into a research license agreement (the “Agreement”) with Janssen Research & Development, LLC (“Janssen”), providing Janssen exclusive access to a panel of novel, monoclonal antibodies against an undisclosed target. Pursuant to the Agreement, Janssen holds an option to acquire all commercial rights to the antibodies. The financial details of the transaction have not been disclosed.

“This Agreement validates Talem’s business concept in early antibody discovery and development,” said Ilse Roodink, Chairwoman of Talem’s Scientific Advisory Committee and Scientific Director at IPA Europe. “It is a significant milestone to see this exclusive agreement through Talem finalized with Janssen, a company so well positioned to further develop and maximize the potential of these lead candidates for clinical applications.”

“Talem continues to build a therapeutic program pipeline for commercial partnering, thus optimizing shareholder value creation based on IPA’s infrastructure across Europe and North America,” added Jennifer Bath, President and CEO of IPA.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

About Talem Therapeutics LLC

Talem Therapeutics is focused on the discovery and development of therapeutic antibodies targeting emerging, infectious diseases, neurology, immuno-oncology, inflammation, and rare/ specialty diseases.

With direct access to world-class, expedited and end-to-end technologies in the antibody discovery and development process, Talem accelerates novel, therapeutic antibody treatments to the clinic through strategic alliances and partnerships. For further information, visit www.talemtherapeutics.com or contact bd@talemtherapeutics.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the last quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:00e 14-APR-20